UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Research Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

761025 105

(CUSIP Number)

Peter Derycz

c/o Research Solutions, Inc.

16350 Ventura Blvd., Suite D #811

Encino, California 91436

(310) 477-0354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025 105	Page 2 of 4

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter Derycz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,780,584
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,780,584
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,780,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (1)
14	TYPE OF REPORTING PERSON* IN

(1)       Based on a total of 26,207,040 shares of our common stock outstanding as of August 3, 2020.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on September 16, 2013, as amended on August 24, 2015 and August 14, 2020 (“Schedule 13D”) to report beneficial ownership of an additional 5,333 shares of Common Stock issuable upon the exercise of outstanding options.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

As of August 3, 2020, the Reporting Person beneficially owned 3,780,584 shares of Common Stock (the “Shares”), including 48,000 shares of Common Stock issuable upon the exercise of outstanding options, and 6,000 shares of Common Stock issuable upon the exercise of outstanding warrants, within 60 days of August 3, 2020. Since 26,207,040 shares of Common Stock were outstanding as of August 3, 2020, the Shares constitute approximately 14.4% of the shares of Common Stock issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of all shares beneficially owned by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 17, 2020	/s/ Alan Urban, Attorney-in-Fact
Peter Derycz

Page 4 of 4